Exhibit 99.2

ERMENEGILDO ZEGNA GROUP CONTINUES TO DELIVER ROBUST GROWTH IN THIRD QUARTER OF 2023

•Revenues1 for the third quarter of 2023 reach €431 million, up 20.8% year-over-year and with an organic2 growth rate of 11.3%.

•Revenues for the first nine months of 2023 reach €1.33 billion, up 22.9% year-over-year and with an organic growth rate of 19.2%.

•Group is taking over retail distribution of the ZEGNA brand in South Korea as of early 2024.

October 24, 2023 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), owner of the ZEGNA and Thom Browne brands and exclusive licensee for the TOM FORD fashion business, today announced unaudited revenues of €431 million for the third quarter of 2023. Revenues were up 20.8% year-over-year and up 25.0% year-over-year on a constant currency3 basis, with an organic growth rate of 11.3%. For the first nine months of the year, unaudited revenues came in at €1,334 million, up 22.9% year-over-year and up 24.8% year-over-year on a constant currency basis, with an organic growth rate of 19.2%. Revenues for the first nine months of 2023 reflect the consolidation of Tom Ford International LLC as of April 29, 2023, as well as the consolidation of Pelletteria Tizeta S.r.l., which was previously accounted for using the equity method, as of the same date.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “Our results this quarter continue to showcase the broad-based strength of our three brands and the successful execution of our strategy. I am particularly pleased that we are performing well across a diverse set of regions, as the balance of our geographic mix provides resilience in a highly dynamic environment.”

“I am confident that the continued progress of the ZEGNA rebranding, including the full implementation of the One Brand strategy in China, the expansion opportunities for Thom Browne, and the integration and evolution of TOM FORD FASHION all provide valuable tailwinds despite the current global operating environment.”

“The Group’s leadership team is looking forward to our second Capital Markets Day this December at the New York Stock Exchange, where we will be presenting our updated financial goals, including those for the TOM FORD fashion business.”

Recent Highlights

•ZEGNA to Directly Operate Business in South Korea

On October 23, 2023, ZEGNA executed an agreement with its South Korean franchise partner through which the Group will purchase the entity operating the ZEGNA business in the country. Pursuant to this, ZEGNA will directly operate its South Korean business starting in the first quarter of 2024. This includes converting the 15 ZEGNA stores in the region to direct-to-consumer points of sale. ZEGNA has been present in South Korea since 1997 and this step is consistent with the brand’s strategy of continuing to increase control over the business.

•Thom Browne celebrates 20th Anniversary

As Thom Browne celebrates its 20th anniversary, the brand has launched a monograph celebrating the legacy of the house and the man behind it. Earlier this month, the Victoria & Albert Museum celebrated the iconic designer in a special conversation with fashion writer and author Charlie Porter. After London, the 20th anniversary monogram celebrations have continued with dedicated events in Tokyo (including at the Aoyama flagship store), Seoul (at Leeum Museum and at 10 Corso Como), and Shanghai. The brand is also marking the anniversary with a number of activities at its boutiques worldwide.

•TOM FORD FASHION Updates

On September 21, 2023, Peter Hawkings debuted his very first collection as Creative Director of Tom Ford. The show, which was part of the Spring / Summer 2024 Milan Fashion Week, was very well-received by the media, critics and the trade, heralding a new chapter in fashion for the iconic brand under the stewardship of the Group.

1 Throughout this press release, revenues for the third quarter of 2023 and the nine months of 2023, and comparatives thereof, are unaudited.
2 Organic growth is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 7 of this press release for the definition of such non-IFRS financial measure and a reconciliation to the most directly comparable IFRS measure.
3 Revenue growth at constant currency is a non-IFRS financial measure. See the Non-IFRS Financial Measures section starting on page 7 of this press release for the definition of such non-IFRS financial measure.

Review of Revenues for the Third Quarter 2023 and the Nine Months ended September 30, 2023

In the third quarter of 2023, Zegna Group generated revenues of €431 million, an increase of 20.8% year-over-year. On a constant currency basis, revenues grew by 25.0% compared to the same period in the prior year, with an organic growth rate of 11.3%. Growth was led primarily by the strength of Zegna-branded products, especially in the direct-to-consumer (“DTC”) channel.

Revenues by Segment

Zegna Segment: For the third quarter of 2023, revenues for the Zegna segment amounted to €298 million, growing 3.0% year-over-year and 6.0% year-over-year on a constant currency basis, with an organic growth rate of 12.7% for the quarter. This brought revenues for the first nine months of the year to €950 million, up 12.7% year-over-year and up 14.1% year-over-year on a constant currency basis, with an organic growth rate of 20.1% for the first nine months of the year. The performance of the Zegna segment reflects the strength of the Zegna branded product line, especially in the DTC channel, which more than offset the impact of the end of the distribution licensing agreement for Tom Ford International on the Third-Party brands product line4.

Thom Browne Segment: For the third quarter of 2023, revenues for the Thom Browne segment amounted to €74 million, growing by 6.3% year-over-year and 13.1% year-over-year on a constant currency basis, with an organic growth rate of 8.5% for the quarter. This brought revenues for the first nine months of the year to €282 million, up 10.4% year-over-year and up 13.3% year-over-year on a constant currency basis, with an organic growth rate of 15.7% for the first nine months of the year. The organic growth rate for Thom Browne excludes the effect of the acquisition of the retail business in South Korea, which resulted in the conversion of the South Korean business from wholesale to DTC.

Tom Ford Fashion Segment: Since April 29, 2023, which marked the beginning of the consolidation of Tom Ford International LLC into the Group’s financial statements, Tom Ford Fashion is represented as a new operating and reporting segment of the Group. The Tom Ford Fashion segment includes all activities related to TOM FORD FASHION, from collection creation and development to merchandising, through to production, as well as retail and wholesale distribution. From April 29, 2023, to September 30, 2023, the segment reported revenues of €139 million. In the third quarter of 2023, revenues totaled €75 million.

Revenues by Product Line

Zegna-Branded Products: Revenues for Zegna-branded products were €242 million for the third quarter, up 8.0% year-over-year, with constant currency and organic growth both at 12.2%. This brought revenues for Zegna-branded products during the first nine months of 2023 to €784 million, up 20.6% year-over-year, and with constant currency and organic growth both at 22.9%. The growth was driven by strong double-digit revenue performance in luxury leisurewear and in the Made-to-Measure business, while the shoes category continued to strongly outperform.

Thom Browne: Revenues for Thom Browne were €73 million for the third quarter, growing by 5.8% year-over-year and 12.6% year-over-year on a constant currency basis, with an organic growth rate of 8.0% for the quarter. This brought revenues for the first nine months of the year to €280 million, up 10.1% year-over-year and up 13.1% year-over-year on a constant currency basis, with an organic growth rate of 15.5% for the first nine months of the year. Revenues for womenswear continued to outperform at Thom Browne and represented close to 30% of total revenues for the quarter.

Textile: Textile revenues were €35 million during the third quarter of 2023, up 17.2% year-over-year and up 15.7% on a constant currency basis, with an organic growth rate of 16.1% for the quarter. This brought textile revenues to €109 million for the first nine months of the year, up 9.4% year-over-year and up 8.4% year-over-year on a constant currency basis, with an organic growth of 8.6% for the first nine months of the year.

Third-Party Brands4: The revenues for the Third-Party Brands product line in the third quarter of the year were €5 million, down 86.0% year-over-year and down 85.9% year-over-year on a constant currency basis, impacted by the end of the distribution licensing agreement for Tom Ford International, with an organic growth rate of -14.3%. For the first nine months of the year, revenues for the Third-Party Brands product line were €20 million, down 74.9% year-over-year and down 75.2% year-over-year on a constant currency basis, with a -8.1% organic growth rate.

Revenues by Channel

DTC revenues reached €282 million in the third quarter of 2023, up 29.9% year-over-year and up 37.7% year-over-year on a constant currency basis, with an organic growth rate of 12.9% for the quarter. For the first nine months of the year DTC revenues reached €865 million, up 34.2% year-over-year and up 38.4% year-over-year on a constant currency basis, with an organic growth rate of 24.6%. DTC revenues represented 64.8% of Group revenues in the first nine months of 2023, up from 59.4% in the same period last year.
4 As previously disclosed, the licensing agreement for the production and worldwide distribution of luxury men’s ready-to-wear and made-to-measure clothing, footwear, and accessories under the TOM FORD brand expired with the deliveries of the Fall/Winter 2022 collection, and a supply agreement to act as the exclusive supplier for certain TOM FORD menswear products commenced starting with the Spring/Summer 2023 collection.

Of the €282 million DTC revenues in the third quarter, €195 million came from Zegna-branded products, where DTC revenues were up 8.3% year-over-year and up 14.0% year-over-year on a constant currency basis and on an organic growth basis, driven by a continued improvement in store productivity. Thom Browne DTC revenues came in at €43 million, up 18.6% year-over-year and up 32.1% year-over-year on a constant currency basis, with an organic growth rate of 7.7% for the quarter, reflecting the shift of the South Korean business from wholesale to DTC. TOM FORD FASHION contributed €43 million in the third quarter.

Meanwhile, wholesale revenues reached €148 million in the third quarter of 2023, up 6.6% year-over-year and up 6.1% year-over-year on a constant currency basis, with an organic growth rate of 8.1% for the quarter. For the first nine months of the year wholesale revenues reached €466 million, up 6.4% year-over-year and up 5.7% year-over-year on a constant currency basis, with an organic growth rate of 9.9%. Wholesale revenues represented 34.9% of Group revenues in the first nine months of 2023, down from 40.3% in the same period of last year.

Of the €148 million wholesale revenues in the third quarter, €47 million came from Zegna-branded products, up 6.7% year-over-year and up 5.0% year-over-year on a constant currency and organic growth basis. Thom Browne wholesale revenues reflected the conversion of the South Korean points of sales from wholesale to DTC and amounted to €30 million, down 8.6% year-over-year and down 7.8% year-over-year on a constant currency basis, but with an organic growth rate of 8.3% for the quarter. The balance of wholesale revenues came from TOM FORD FASHION (€32 million) and from the Third Party Brands and Textile segments (€40 million, down 36% year-over-year and down 36.3% in constant currency, and with organic growth of 11.5%).

Revenues by Geography

During the third quarter of 2023, the Group saw double-digit organic growth across a number of key regions, including EMEA and North America, led by revenues from the U.S.

Revenues in the EMEA region reached €152 million in the third quarter of 2023, up 27.7% year-over-year and up 29.4% year-over-year on a constant currency basis, with an organic growth rate of 18.5% for the quarter. The double-digit growth in the region, which was seen across Europe and the Middle East for both ZEGNA and Thom Browne, was driven by DTC demand. For the first nine months of 2023, the EMEA region reached €475 million in revenues, up 25.0% year-over-year and up 25.8% year-over-year on a constant currency basis, and with an organic growth rate of 20.5%.

North America revenues reached €111 million for the quarter, up 44.2% year-over-year and up 45.0% year-over-year on a constant currency basis, with an organic growth rate of 12.3%. The U.S. saw revenues at €102 million for the quarter, up 47.8% year-over-year and up 48.4% year-over-year on a constant currency basis, with an organic growth rate of 13.7%. The growth in U.S. revenues came on the back of contributions from the newly-included Tom Ford Fashion segment as well as outstanding DTC performance for both ZEGNA and Thom Browne, both of which recorded an outstanding high double-digit revenue growth. For the first nine months of 2023, revenues in North America reached €285 million, up 34.4% year-over-year and up 32.6% year-over-year on a constant currency basis, with an organic growth rate of 14.9%.

In the third quarter of 2023, revenues in APAC reached €158 million for the quarter, up 3.5% year-over-year and up 11.7% year-over-year on a constant currency basis, with an organic growth rate of 5.4%. Revenues for the first nine months of 2023 in APAC were €547 million, up 16.0% year-over-year and up 20.9% year-over-year on a constant currency basis, with an organic growth rate of 20.4%.

In the APAC region, growth was remarkable in Japan, where Group revenues reached €19 million, up 31.8% year-over-year and up 44.8% year-over-year on a constant currency basis, with an organic growth rate of 30.9% for the quarter. The region also benefited from the conversion of 17 stores in South Korea after the acquisition of the Thom Browne business there. In the third quarter of 2023, the Greater China Region saw revenues to €112 million, a 3.4% decrease year-over-year and up 5.2% year-over-year on a constant currency basis, with an organic growth rate of 3.5%. Revenues for the first nine months of 2023 in the Greater China Region were €419 million, up 15.3% year-over-year and up 20.6% year-over-year on a constant currency basis, with an organic growth rate of 19.8%.

In Latin America, revenues in the third quarter of 2023 reached €8.4 million, up 19.6% year-over-year and up 9.0% year-over-year on a constant currency and on an organic growth basis. This brought revenues in Latin America for the first nine months of 2023 to €24 million, up 23.5% year-over-year and up 13.9% year-over-year on a constant currency and on an organic growth basis.

Capital Markets Day

The Group will host a Capital Markets Day on December 5, 2023, at the New York Stock Exchange (NYSE) in New York, where it expects to announce updated medium- to long-term financial goals, including for the Tom Ford Fashion segment.

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Conference Call

As previously announced, at 8:00 a.m. ET (2:00 p.m. CET) the Group plans to host a webcast and conference call. A live webcast of the conference call will also be available on the Company’s website at ir.zegnagroup.com. To participate in the call, please dial:

Italy (Local): +39 06 9450 1060
United Kingdom (Local): +44 20 4587 0498
United States (Local): +1 646 787 9445

Participant Access Code: 143028

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

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Next Scheduled Announcement

The next scheduled announcement will be the full year 2023 preliminary revenues on January 31, 2024. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this communication, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Company’s filings with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.
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Third Quarter 2023 and Nine Months ended September 30, 2023 - Unaudited Group Revenues

Group Revenues by Segment (Unaudited)

			9M 2023 vs 9M 2022					Q3 2023 vs Q3 2022
(€ thousands, except percentages)	9M 2023	9M 2022	Reported Revenues	Constant Currency	Organic Growth	Q3 2023	Q3 2022	Reported Revenues	Constant Currency	Organic Growth

Zegna	949,581	842,229	12.7%	14.1%	20.1%	297,826	289,263	3.0%	6.0%	12.7%
Thom Browne	281,602	255,073	10.4%	13.3%	15.7%	73,643	69,304	6.3%	13.1%	8.5%
Tom Ford Fashion	138,580	—	n.m.(*)	n.m.	n.m.	74,553	—	n.m.	n.m.	n.m.
Eliminations	(35,574)	(11,435)	n.m.	n.m.	n.m.	(14,892)	(1,693)	n.m.	n.m.	n.m.
Total revenues	1,334,189	1,085,867	22.9%	24.8%	19.2%	431,130	356,874	20.8%	25.0%	11.3%
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(*) Throughout this section “n.m.” means not meaningful

Group Revenues by Product Line (Unaudited)

			9M 2023 vs 9M 2022					Q3 2023 vs Q3 2022
(€ thousands, except percentages)	9M 2023	9M 2022	Reported Revenues	Constant Currency	Organic Growth	Q3 2023	Q3 2022	Reported Revenues	Constant Currency	Organic Growth

Zegna branded products	783,648	649,568	20.6%	22.9%	22.9%	242,329	224,316	8.0%	12.2%	12.2%
Thom Browne	280,127	254,346	10.1%	13.1%	15.5%	73,176	69,180	5.8%	12.6%	8.0%
Tom Ford Fashion	138,567	—	n.m.	n.m.	n.m.	74,552	—	n.m.	n.m.	n.m.
Textile	108,555	99,256	9.4%	8.4%	8.6%	35,483	30,288	17.2%	15.7%	16.1%
Third Party Brands	19,998	79,604	(74.9%)	(75.2%)	(8.1%)	4,521	32,263	(86.0%)	(85.9%)	(14.3%)
Other	3,294	3,093	6.5%	6.8%	6.7%	1,069	827	29.3%	32.2%	31.6%
Total revenues	1,334,189	1,085,867	22.9%	24.8%	19.2%	431,130	356,874	20.8%	25.0%	11.3%

Group Revenues by Sales Channel (Unaudited)

					9M 2023 vs 9M 2022							Q3 2023 vs Q3 2022
(€ thousands, except percentages)	9M 2023	% of Revenues	9M 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth	Q3 2023	% of Revenues	Q3 2022	% of Revenues	Reported Revenues	Constant Currency	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	661,143		542,228		21.9%	25.0%	25.0%	195,433		180,378		8.3%	14.0%	14.0%
Thom Browne	126,272		102,719		22.9%	31.1%	22.5%	43,348		36,545		18.6%	32.1%	7.7%
Tom Ford Fashion	77,792		—		n.m.	n.m.	n.m.	43,041		—		n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	865,207	64.8%	644,947	59.4%	34.2%	38.4%	24.6%	281,822	65.4%	216,923	60.8%	29.9%	37.7%	12.9%
Wholesale
Zegna branded products	122,505		107,340		14.1%	12.7%	12.7%	46,896		43,938		6.7%	5.0%	5.0%
Thom Browne	153,855		151,627		1.5%	1.6%	10.5%	29,828		32,635		(8.6%)	(7.8%)	8.3%
Tom Ford Fashion	60,775		—		n.m.	n.m.	n.m.	31,511		—		n.m.	n.m.	n.m.
Third Party Brands and Textile	128,553		178,860		(28.1%)	(28.9%)	6.5%	40,004		62,551		(36.0%)	(36.3%)	11.5%
Total Wholesale	465,688	34.9%	437,827	40.3%	6.4%	5.7%	9.9%	148,239	34.4%	139,124	39.0%	6.6%	6.1%	8.1%
Other	3,294	0.3%	3,093	0.3%	n.m.	n.m.	n.m.	1,069	0.2%	827	0.2%	n.m.	n.m.	n.m.
Total revenues	1,334,189	100.0%	1,085,867	100.0%	22.9%	24.8%	19.2%	431,130	100.0%	356,874	100.0%	20.8%	25.0%	11.3%

Group Revenues by Geographical Area (Unaudited)

			9M 2023 vs 9M 2022					Q3 2023 vs Q3 2022
(€ thousands, except percentages)	9M 2023	9M 2022	Reported Revenues	Constant Currency	Organic Growth	Q3 2023	Q3 2022	Reported Revenues	Constant Currency	Organic Growth

EMEA (1)	474,947	379,826	25.0%	25.8%	20.5%	152,267	119,199	27.7%	29.4%	18.5%
of which Italy	211,794	171,108	23.8%	23.4%	18.6%	60,330	45,112	33.7%	33.0%	23.9%
of which UK	48,680	38,608	26.1%	27.6%	19.9%	19,857	15,064	31.8%	32.9%	17.4%
of which UAE	45,094	31,616	42.6%	45.2%	37.3%	13,188	9,871	33.6%	45.4%	21.1%
North America (2)	285,390	212,280	34.4%	32.6%	14.9%	111,014	77,005	44.2%	45.0%	12.3%
of which United States	259,164	193,594	33.9%	31.8%	12.9%	102,417	69,303	47.8%	48.4%	13.7%
Latin America (3)	24,149	19,558	23.5%	13.9%	13.9%	8,413	7,033	19.6%	9.0%	9.0%
APAC (4)	547,372	471,744	16.0%	20.9%	20.4%	158,347	152,919	3.5%	11.7%	5.4%
of which Greater China Region	419,180	363,453	15.3%	20.6%	19.8%	112,345	116,260	(3.4%)	5.2%	3.5%
of which Japan	58,674	44,718	31.2%	40.0%	32.1%	19,077	14,478	31.8%	44.8%	30.9%
Other (5)	2,331	2,459	(5.2%)	(4.9%)	(23.1%)	1,089	718	51.7%	54.2%	2.8%
Total revenues	1,334,189	1,085,867	22.9%	24.8%	19.2%	431,130	356,874	20.8%	25.0%	11.3%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

Monobrand(1) Store Network at September 30, 2023

	As of September 30, 2023				As of December 31, 2022			As of September 30, 2022
Stores	Zegna	Thom Browne	Tom Ford Fashion	Group	Zegna	Thom Browne	Group	Zegna	Thom Browne	Group
EMEA (2)	69	9	4	82	65	10	75	66	10	76
Americas (3)	62	7	12	81	53	7	60	52	6	58
APAC	120	68	35	223	121	46	167	124	41	165
Total Direct to Consumer (DTC)	251	84	51	386	239	63	302	242	57	299
EMEA (2)	58	7	13	78	57	6	63	66	5	71
Americas (3)	63	3	50	116	64	4	68	68	3	71
APAC	33	15	7	55	35	32	67	32	30	62
Total Wholesale	154	25	70	249	156	42	198	166	38	204
Total	405	109	121	635	395	105	500	408	95	503
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at September 30, 2023 or at December 31, 2022 (11 Wholesale stores in EMEA at September 30, 2022). Although some stores may still be operating at September 30, 2023, they have not been supplied by Zegna since February 2022 and have therefore been excluded from Zegna's store count.
(3)Americas include North America and Latin America.

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Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic Growth). Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of Zegna with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Revenues on a constant currency basis (Constant Currency)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee.

In calculating Organic Growth, the following adjustments are made to revenues:

(a) Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b) Acquisitions and disposals – Revenues generated by businesses and operations acquired or disposed in the current year or prior year are excluded from both periods. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods.
(c) Changes in license agreements where Zegna operates as a licensee – Revenues generated from license agreements where Zegna operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where Zegna operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, sales channels or geographies of the underlying license agreements.

We believe the presentation of Organic Growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic Growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where Zegna operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of revenue growth to organic growth, excluding the effects of foreign exchange, acquisitions and disposals and changes in license agreements where Zegna operates as a licensee, by segment, by product line, by sales channel and by geography:

•for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 (9M 2023 vs 9M 2022); and
•for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 (Q3 2023 vs Q3 2022).
Segment

	9M 2023 vs 9M 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	12.7%	(1.4%)	1.5%	(7.5%)	20.1%
Thom Browne	10.4%	(2.9%)	(2.4%)	—%	15.7%
Tom Ford Fashion(*)	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	22.9%	(1.9%)	12.5%	(6.9%)	19.2%
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(*) Throughout this section considered not meaningful (n.m.) as the Group began operating the Tom Ford Fashion segment following the TFI Acquisition, which was completed on April 28, 2023, therefore there is no comparison figure for the period.

	Q3 2023 vs Q3 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna	3.0%	(3.0%)	2.0%	(8.7%)	12.7%
Thom Browne	6.3%	(6.8%)	4.6%	—%	8.5%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	20.8%	(4.2%)	22.4%	(8.7%)	11.3%

Product line

	9M 2023 vs 9M 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna branded products	20.6%	(2.3%)	—%	—%	22.9%
Thom Browne	10.1%	(3.0%)	(2.4%)	—%	15.5%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	9.4%	1.0%	(0.2%)	—%	8.6%
Third Party Brands	(74.9%)	0.3%	(0.1%)	(67.0%)	(8.1%)
Other	6.5%	(0.3%)	0.1%	—%	6.7%
Total for Zegna Group	22.9%	(1.9%)	12.5%	(6.9%)	19.2%

	Q3 2023 vs Q3 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Zegna branded products	8.0%	(4.2%)	—%	—%	12.2%
Thom Browne	5.8%	(6.8%)	4.6%	—%	8.0%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Textile	17.2%	1.5%	(0.4%)	—%	16.1%
Third Party Brands	(86.0%)	(0.1%)	(0.1%)	(71.5%)	(14.3%)
Other	29.3%	(2.9%)	0.6%	—%	31.6%
Total for Zegna Group	20.8%	(4.2%)	22.4%	(8.7%)	11.3%

Sales channel

	9M 2023 vs 9M 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	21.9%	(3.1%)	—%	—%	25.0%
Thom Browne	22.9%	(8.2%)	8.6%	—%	22.5%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	34.2%	(4.2%)	13.8%	—%	24.6%
Wholesale
Zegna branded products	14.1%	1.4%	—%	—%	12.7%
Thom Browne	1.5%	(0.1%)	(8.9%)	—%	10.5%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(28.1%)	0.8%	(0.1%)	(35.3%)	6.5%
Total Wholesale	6.4%	0.7%	11.3%	(15.5%)	9.9%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	22.9%	(1.9%)	12.5%	(6.9%)	19.2%

	Q3 2023 vs Q3 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

Direct to Consumer (DTC)
Zegna branded products	8.3%	(5.7%)	—%	—%	14.0%
Thom Browne	18.6%	(13.5%)	24.4%	—%	7.7%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Total Direct to Consumer (DTC)	29.9%	(7.8%)	24.8%	—%	12.9%
Wholesale
Zegna branded products	6.7%	1.7%	—%	—%	5.0%
Thom Browne	(8.6%)	(0.8%)	(16.1%)	—%	8.3%
Tom Ford Fashion	n.m.	n.m.	n.m.	n.m.	n.m.
Third Party Brands and Textile	(36.0%)	0.3%	(0.2%)	(47.6%)	11.5%
Total Wholesale	6.6%	0.5%	19.6%	(21.6%)	8.1%
Other	n.m.	n.m.	n.m.	n.m.	n.m.
Total for Zegna Group	20.8%	(4.2%)	22.4%	(8.7%)	11.3%

Geographical area

	9M 2023 vs 9M 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

EMEA (1)	25.0%	(0.8%)	12.8%	(7.5%)	20.5%
of which Italy	23.8%	0.4%	10.5%	(5.7%)	18.6%
of which UK	26.1%	(1.5%)	25.8%	(18.1%)	19.9%
of which UAE	42.6%	(2.6%)	7.9%	—%	37.3%
North America (2)	34.4%	1.8%	33.1%	(15.4%)	14.9%
of which United States	33.9%	2.1%	33.8%	(14.9%)	12.9%
Latin America (3)	23.5%	9.6%	—%	—%	13.9%
APAC (4)	16.0%	(4.9%)	2.6%	(2.1%)	20.4%
of which Greater China Region	15.3%	(5.3%)	1.5%	(0.7%)	19.8%
of which Japan	31.2%	(8.8%)	13.5%	(5.6%)	32.1%
Other (5)	(5.2%)	(0.3%)	18.2%	—%	(23.1%)
Total for Zegna Group	22.9%	(1.9%)	12.5%	(6.9%)	19.2%

	Q3 2023 vs Q3 2022
	Revenues growth	Foreign exchange	Acquisitions and disposals	Changes in license agreements where Zegna operates as a licensee	Organic Growth

EMEA (1)	27.7%	(1.7%)	22.0%	(11.1%)	18.5%
of which Italy	33.7%	0.7%	22.3%	(13.2%)	23.9%
of which UK	31.8%	(1.1%)	34.0%	(18.5%)	17.4%
of which UAE	33.6%	(11.8%)	24.3%	—%	21.1%
North America (2)	44.2%	(0.8%)	50.6%	(17.9%)	12.3%
of which United States	47.8%	(0.6%)	53.3%	(18.6%)	13.7%
Latin America (3)	19.6%	10.6%	—%	—%	9.0%
APAC (4)	3.5%	(8.2%)	9.0%	(2.7%)	5.4%
of which Greater China Region	(3.4%)	(8.6%)	2.6%	(0.9%)	3.5%
of which Japan	31.8%	(13.0%)	22.6%	(8.7%)	30.9%
Other (5)	51.7%	(2.5%)	51.4%	—%	2.8%
Total for Zegna Group	20.8%	(4.2%)	22.4%	(8.7%)	11.3%
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(1)EMEA includes Europe, the Middle East and Africa.
(2)North America includes the United States of America and Canada.
(3)Latin America includes Mexico, Brazil and other Central and South American countries.
(4)APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)Other revenues mainly include royalties.

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